





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Incenter Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3027 Townsgate Road, Suite 230
(No. and Street)

Westlake Village	CA	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Harrison — 805-914-0565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Incenter Securities Group LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires ~~August 29, 19~~ 7/28/2021

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Incenter Securities Group LLC

Statement of Financial Condition

As of December 31, 2017

Incenter Securities Group LLC

Table of Contents	Page
Report of Independent Registered Public Accounting Firm	2
Financial Statement	
Statement of Financial Condition	4
Notes to Financial Statement	5

BDO   BDO USA, LLP

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Directors
Incenter Securities Group LLC
St. Paul, Minnesota

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Incenter Securities Group LLC (the "Company") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
March 1, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Incenter Securities Group LLC

Financial Statement

Incenter Securities Group LLC
Statement of Financial Condition
(in thousands)

		December 31, 2017
Assets		
Cash and cash equivalents	$	52
Securities owned, at fair value ($60,115 pledged as collateral)		73,373
Receivable from broker-dealer and clearing organization		26,024
Securities purchased under agreements to resell, at fair value		2,640
Derivative assets, at fair value		319
Fixed assets and leasehold improvements, less accumulated depreciation		57
Other assets		67
Total assets	$	**102,532**
Liabilities and member's equity		
Securities sold under agreements to repurchase, at fair value	$	56,714
Payables to broker-dealer and clearing organization		30,148
Securities sold not yet purchased, at fair value		2,633
Derivative liabilities, at fair value		262
Accounts payable, accrued expenses and other liabilities		627
Total liabilities		**90,384**
Member's equity		12,148
Total member's equity		**12,148**
Total liabilities and member's equity	$	**102,532**

See accompanying notes to financial statements.

Incenter Securities Group LLC

Notes to Financial Statement

1. Organization and Description of Business

Commencing operations on February 17, 2017, Incenter Securities Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company that is a wholly-owned subsidiary of Incenter LLC ("Incenter" or "Parent"). Incenter is a Delaware Limited Liability Company that is a wholly-owned subsidiary of UFG Holdings, LLC ("UFG"). UFG is a Delaware Limited Liability Company. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing-broker, (Cantor Fitzgerald), which is also a registered broker dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a fixed income securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recoded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement*.

Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Securities Sold Under Agreement to Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at fair value. Interest on such contract amounts is accrued and is included in the statement of financial condition in receivables from and payables to broker dealers and clearing organizations. In accordance with FASB ASC 860-10-40, repurchase to maturity transactions should accounted for as secured borrowings.

Income Taxes

The Company and Incenter are disregarded entities whose operational results are included in the federal and state income tax returns filed by UFG. UFG does not allocate income taxes to Incenter or to the Company. There is no formal tax-sharing arrangement between the Company, Incenter and UFG, nor is there any commitment on behalf of the Company to fund any tax liability of either Incenter or UFG.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740 and ASC 272 regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

3.   Liquidity and Going Concern

Commencing operations in February 2017, the Company is an early-stage company.   Significant start-up costs were required to establish the personnel and business practices required of a SEC and FINRA regulated Broker Dealer. Management has evaluated the Company's growth plans and continued strategic support for the Company with management of Incenter and Incenter's parent, UFG. Given the Company's projected growth plans and confirmed strategic support for the Company by both Incenter and UFG, management has concluded the Company is a going concern.

4.   Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250 thousand. At December 31, 2017, the Company had net capital of approximately $10,763 thousand, which was approximately $10,513 thousand in excess of its required net capital.

Additionally, the Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company introduces and clears its customers' transactions through a third-party on a fully-disclosed basis. See note 7 for details.

5.   Fair Value

ASC 820, *Fair Value Measurement* ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820

clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

ASC 820 established a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Following is a description of the three levels:

Level 1   Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2   Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3   Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation. The company does not have Level 3 instruments.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in that fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Investment securities:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities are composed of two main categories consisting of agency mortgage pass-through pool securities, and collateralized mortgage obligations. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security. Collateralized mortgage obligations are valued using quoted market prices and trade data, if available for identical or comparable securities. Agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in level 2 of the fair value hierarchy.

Derivative instruments:

Listed Derivative Contracts. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over the counter ("OTC") derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Other Derivative Contracts. The Company also enters into certain other derivative financial instruments, such as to-be-announced (TBA) securities. These instruments are similar in form to the Company's investment securities and TBA securities are generally valued using quoted market prices or readily observable trade data. TBAs are generally categorized in level 2 of the fair value hierarchy.

For further information on derivative instruments, see note 8.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands).

| | December 31, 2017 | | | |
	Total Fair Value	Level 1	Level 2	Level 3
Assets				
Securities owned:				
U.S. agency securities	$ 73,373	$ —	$ 73,373	$ —
TBAs	319	—	319	—
Total assets	$ 73,692	$ —	$ 73,692	$ —
Liabilities				
Securities sold, not yet purchased:				
U.S. government securities	$ 2,633	$ 2,633	$ —	$ —
TBAs	262	—	262	—
Total liabilities	$ 2,895	$ 2,633	$ 262	$ —

There were no transfers between levels during the year.

6.   Receivable from and Payable to Broker-Dealer and Clearing Organization

Amounts receivable from and payable to broker-dealer and clearing organization consist of the following (in thousands):

| | December 31, 2017 | |
	Receivable	Payable
Deposits with clearing organization	$ 2,563	$ —
Receivable from clearing broker	23,461	—
Payable to clearing broker	—	30,148
Ending Balance	$ 26,024	$ 30,148

The Company clears all of its proprietary and all of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Deposits with clearing organization represent contractual amounts the Company is required to deposit with its clearing agent.

Securities transactions are recorded on the trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded in receivables from or payables to clearing broker on the Company's statement of financial condition.

Additionally, receivable from clearing broker includes unrestricted cash of $456 thousand and interest receivable on securities owned of $221 thousand.

7. Clearing Arrangement

During 2017, the Company signed a clearing agreement with Cantor Fitzgerald & Co. ("Cantor" or "Clearing Agent"). The services include, but are not limited to the following:

- Executing customer trades;
- Generating, preparing, and mailing customer trade confirmations and account statements;
- Settling transactions in securities between the Company and other brokers and dealers;
- Performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- Carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet.

Typically, the Clearing Agent settles transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2017, there were no significant liabilities payable to Cantor related to customer activities.

Although the Company does not have any intention at this point to terminate the clearing agreement with Cantor prior to the expiration date, the company and Cantor agreed there would not be a termination fee associated with either party electing to terminate the agreement.

8. Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for to be announced ("TBA") instruments is derived from quoted market prices for the same or similar instruments. Factors taken into consideration in estimating the fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and TBAs. The Company does not apply hedge accounting as defined by FASB ASC 815, therefore all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

The unrealized gains for delayed-delivery, TBA, and when-issued securities generally are recorded in the statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures, forward contracts, TBAs and when-issued securities provide for the delayed delivery of the underlying. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2017.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2017, the gross contractual and notional amounts of derivative financial instruments are as follows (in thousands):

| | December 31, | |
| | 2017 | |
Derivative Financial Instruments Not Designated as Hedging Instruments Under FASB ASC 815	Gross Contractual	Notional
Mortgage-backed securities:		
TBAs	53,267	51,312

The majority of the Company's transactions with off-balance-sheet risk are short-term in duration with a weighted average maturity of approximately 24 days at December 31, 2017. The remaining maturities for contractual amounts outstanding for derivative financial instruments are as follows (in thousands):

	Total	Less than 1 year	1-3 Years	3-5 Years	Greater than 5 years
TBAs	$ 53,267	$ 53,267	$ —	$ —	$ —
Total	$ 53,267	$ 53,267	$ —	$ —	$ —
Percent of Total	100.00%	100.00%	0.00%	0.00%	0.00%

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9.   Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements

Fixed assets and leasehold improvements consisted of (in thousands):

	December 31, 2017	Estimated Useful Life
Computer hardware and software	$ 20	3-5 years
Furniture and fixtures	2	7 years
Leasehold improvements	41	*
Fixed Assets	63	
Less: Accumulated depreciation	(6)	
Total fixed assets and leasehold improvements, net	$ 57	

*   Shorter of life of lease or useful life of assets

10.   Securities Financing

The following table represents, as of December 31, 2017, the gross liability for securities sold under repurchase agreements and securities loaned disaggregated by the class of collateral pledged and by remaining contractual maturity of the agreements (in thousands).

	Remaining contractual maturity of the agreements				
	Total	Overnight	Up to 30 days	30-90 days	Greater than 90 days
Repurchase Agreement Transactions					
U.S. Government Agency Mortgage-Backed Obligations	$ 56,714	$ —	$ 56,714	$ —	$ —
Total	$ 56,714	$ —	$ 56,714	$ —	$ —

Note that the collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

11.   Commitments and Contingent Liabilities

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry generally. As of December 31, 2017, there are no known legal proceedings.

Leases

The Company conducts its operations in leased facilities. The future minimum rental commitments under non-cancelable real estate operating leases in effect at December 31, 2017 are as follows (in thousands):

Year Ending December 31,		Amount
2018	$	108
2019		112
2020		115
2021		118
2022		122
Thereafter		10
Total	$	585

Certain leases contain renewal options and escalation clauses.

12. Pledged Assets and Collateral

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged securities that can be sold or repledged by the secured party are identified in the statement of financial condition. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do have the right to sell or repledge the collateral were as follows:

Under the Company's collateralized financing agreements, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. At December 31, 2017, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2,640 thousand and the fair value of the portion that had been sold or repledged was $2,633 thousand.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged securities that can be sold or repledged by the secured party are identified in the statement of financial condition. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do have the right to sell or repledge the collateral was $60,115 thousand.

13. Related Party Transactions

The Company is a wholly owned subsidiary of Incenter and utilizes its parent's resources in the course of its business. Services such as payroll, accounts payable, accounting, compliance, legal and human resources are provided to the Company by Incenter and billed via an expense sharing agreement on a monthly basis.

As of December 31, 2017, the Company had a payable to Incenter of approximately $499 thousand, which is included in Accounts payable, accrued expenses and other liabilities on the statement of financial condition.

14. Subsequent Events

The Company has evaluated subsequent events from the date of the financial statements of December 31, 2017 through March 1, 2018, the date these financial statements were issued. No events or transactions were identified that would have an impact on the financial position or results of operations of the Company as of December 31, 2017 as reported herein.